Exhibit 99.72

GOLD WHEATON GOLD CORP.

-and-

COMPUTERSHARE TRUST COMPANY OF CANADA

SUPPLEMENTAL WARRANT INDENTURE

February       , 2010

THIS SUPPLEMENTAL WARRANT INDENTURE dated as of February       , 2010.

BETWEEN:

GOLD WHEATON GOLD CORP.,

a company incorporated under the laws of the Province of British Columbia

(hereinafter called the “Company”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA,

a trust company governed by the laws of Canada

(hereinafter called the “Warrant Agent”)

WHEREAS:

A.                                                                                   The Company and the Warrant Agent executed a common share purchase warrant indenture (the “Warrant Indenture”) dated July 8, 2008 providing for the issue of up to 260,000,000 Warrants (as defined in the Warrant Indenture) with each whole Warrant exerciseable to acquire one common share of the Company at an exercise price of $1.00 per common share at any time prior to 5:00 p.m. (Toronto time) on July 8, 2013;

B.                                                                                     Section 7.1(e) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of making such provisions not inconsistent with the Warrant Indenture as may be necessary or desirable with respect to matters or questions arising thereunder provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders (as defined in the Warrant Indenture) as a group;

C.                                                                                     On the date hereof, the Company will be effecting the consolidation of its common shares (the “Common Shares”) on a ten (old) for one (new) basis (the “Share Consolidation”);

D.                                                                                    In connection therewith, on the date hereof, the Company proposes to effect the consolidation of the Warrants under the Warrant Indenture on a ten (old) for one (new) basis (the “Warrant Consolidation”);

E.                                                                                      As a result of the Warrant Consolidation, the Supplemental Warrant Indenture shall provide for the issue of up to 26,000,000 Warrants with each whole Warrant exerciseable to acquire one Common Share at an exercise price of $10.00 per Common Share at any time prior to 5:00 p.m. (Toronto time) on July 8, 2013;

F.                                                                                      The foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent;

G.                                                                                     The Warrant Agent has agreed to enter into this Supplemental Warrant Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Warrant Indenture from time to time;

NOW THEREFORE THIS SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.                                                                                       This Supplemental Warrant Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Warrant Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

2.                                                                                       On and after the date hereof, each reference to the Warrant Indenture, as amended by this Supplemental Warrant Indenture, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this Supplemental Warrant Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged.

3.                                                                                       The following definition of “Exercise Price” in section 1.1 of the Warrant Indenture is hereby deleted and replaced as follows:

“1.1                                                                           Definitions

“Exercise Price” means $10.00 for each Common Share, subject to adjustment in accordance with the provisions of this Indenture;”.

4.                                                                                       The following section 2.1 of the Warrant Indenture is hereby deleted and replaced as follows:

“2.1                                                                           Issue of Warrants

A total of 26,000,000 Warrants are hereby created and authorized to be issued. Warrant Certificates evidencing Warrants shall be executed by an authorized signatory of the Company, and, upon the written direction of the Company, shall be certified by or on behalf of the Warrant Agent and delivered by the Warrant Agent to the Company in accordance with such direction of the Company, all in accordance with sections 2.3 and 2.4.”

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5.                                                                                       The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Company hereby confirms the Warrant Indenture in all other respects.

6.                                                                                       The form of Warrant Certificate attached as Schedule “A” to the Warrant Indenture and the terms of all outstanding Warrants shall be hereby amended to give effect to the amendments described in sections 3 and 4 of this Supplemental Warrant Indenture.

7.                                                                                       For greater certainty, unless the context otherwise requires, references to “Common Shares” in the Warrant Indenture shall mean the common shares of the Company after giving effect to the Share Consolidation.

8.                                                                                       This Supplemental Warrant Indenture shall be governed by and be construed in accordance with the laws of Ontario and the laws of Canada applicable therein and shall be binding upon the parties hereto and their respective successors and assigns.

9.                                                                                       This Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplemental Warrant Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Warrant Indenture under the hands of their proper officers in that behalf.

GOLD WHEATON GOLD CORP.

Per:	“Kathleen Butt”
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	“Karl Burgess”
Authorized Signatory

Per:	“Gabriel Ducharme”
Authorized Signatory

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